Filed Pursuant to Rule 433

Registration No. 333-122265

April 19, 2006

BUY.COM® REPORTS 34% REVENUE INCREASE FOR FIRST QUARTER 2006

New Customer Growth Increases 47% Year-over-Year

ALISO VIEJO, Calif., April 19, 2006. Buy.com, the Internet Superstore™, today reported revenues of $99.9 million for the quarter ended March 31, 2006, an increase of 34% from revenues of $74.3 million in the first quarter of 2005. New customers during the first quarter of 2006 increased 47% over the first quarter of 2005. The 2006 first quarter revenue and new customer growth, follows the 27% and 39% increase in respective year-over-year revenue and new customers that was achieved in the fourth quarter of 2005. At the end of March 2006, the company reported cumulative customers in excess of 8.4 million.

For the 2006 first quarter, gross profit increased 53% to $12.3 million from $8.0 million in the first quarter of 2005. Gross profit as a percent of revenues increased 150 basis points to 12.3% compared to 10.8% reported in the first quarter of 2005. The 2006 first quarter net loss, which included approximately $3.0 million of advertising expense related to the company’s national media campaign, which began in September 2005, improved by $1.5 million, or 36%, to $(2.6) million, compared to a loss of $(4.1) million in the first quarter of 2005.

“During the first quarter of 2006, we saw a continuation of our increased growth rates in revenues and new customers. As 2006 progresses, we intend to continue investing in our national media campaign in an effort to continue to grow revenues and expand our customer base,” said Scott Blum, Chairman and CEO of Buy.com.

About Buy.com

Buy.com is a leading e-commerce company focused on providing its customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Buy.com offers over 2 million products in a range of categories including consumer electronics, computer hardware and software, cell phones, books, music, videos, games, digital music downloads, toys and sporting goods. Individuals and businesses can shop quickly and easily at Buy.com 24 hours a day, 7 days a week. Buy.com, founded in June of 1997, is located in Aliso Viejo, California. Buy.com® and The Internet Superstore™ are trademarks of Buy.com Inc.

Buy.com has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Buy.com has filed with the SEC for more complete information about Buy.com and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, the prospectus relating to this offering is available by clicking on the following link http://www.sec.gov/Archives/edgar/data/1097070/000119312505243793/ds1a. htm

Cautionary Statement

This news release contains forward-looking statements that are based on our current beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “proposed,” “should,” “will,” and similar expressions intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements represent beliefs and assumptions only as of the date of this news release, and we assume no obligation to update these forward-looking statements publicly, even if new information becomes available in the future.

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